Tekla Healthcare Investors

Tekla Life Sciences Investors

Tekla Healthcare Opportunities Fund

Tekla World Healthcare Fund

August 22, 2023

Via EDGAR

Mindy Rotter
U.S. Securities and Exchange Commission
Division of Investment Management

Office of Disclosure Review and Accounting
100 F Street, NE
Washington, DC 20549

Re:      Tekla Healthcare Investors (“HQH”) (811-04889), Tekla Life Sciences Investors (“HQL”) (811-06565), Tekla Healthcare Opportunities Fund (“THQ”) (811-22955) and Tekla World Healthcare Opportunities Fund (“THW”) (811-23037)) (HQH, HQL, THQ and THW, together, the “Registrants”) — Review of Annual Report Disclosures

Dear Ms. Rotter:

This letter responds to comments you provided to me in a telephonic conversation on Tuesday, August 8, 2023, with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of annual reports of the Registrants relating to the fiscal year ended September 30, 2022. We have reproduced your comments below, followed by our responses.

1.	Comment: Item 13(a)(2) of Form N-CSR requires a separate certification for each principal executive and principal financial officer of each Fund that includes, among other things, a statement that the report discloses any change in the Fund’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Fund’s internal control over financial reporting. The certifications included with each Fund’s most recent N-CSR filing reference “the second fiscal quarter of the period covered by this report.” Please file an amended Form N-CSR with updated certifications that address the entire period covered by the report for all Registrants.

Response:          Registrants confirm that an amended Form N-CSR will be filed with updated certifications that address the entire period covered by the report.

2.	Comment: Item 11(b) of Form N-CSR requires disclosure of any change in a Fund’s internal control over financial reporting that occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect, the Fund’s internal control over financial reporting. Item 11(b) of each Fund’s most recent N-CSR filing references the “most recent fiscal half-year.” In the amended Form N-CSR, please update this item to reference the entire period covered by the report for all Registrants.

Response:         Registrants confirm that the amended Form N-CSR will update Item 11(b) to reference the entire period covered by the report.

August 22, 2023 Page 2

3.	Comment: Please include Items 4(i) and 4(j) of amended Form N-CSR even if these items are not applicable. Please confirm in correspondence that the current Form N-CSR will be used going forward and all questions responded to.

Response:         Registrants confirm that the amended Form N-CSR will include Items 4(i) and 4(j).

4.	Comment: HQH and THW are identified as a non-diversified funds but appear to be operating as diversified funds. With respect to each of HQH and THW, please confirm that if the Fund has been operating as a diversified fund for three years or longer, the Fund will obtain shareholder approval before operating as a non-diversified fund.

Response:         THW has operated as a diversified fund for three years and confirms that: (i) the next shareholder report for THW will be updated to reflect that THW is a diversified fund; and (ii) THW will obtain shareholder approval before operating as a non-diversified fund. HQH continues to operate as a non-diversified fund.

5.	Comment: Please conform the description of each Fund’s investment objective (i) in the Fund Essentials section of each Fund’s Annual Report, (ii) in the Investment Objective, Policies and Risk Factors section of each Fund’s Annual Report, and (iii) on each Fund’s website.

Response:         Registrants confirm that this will be conformed going forward.

6.	Comment: Please confirm that going forward all required iXBRL elements will be tagged in compliance with General Instruction I.1 to Form N-2 and Rule 405(b)(3) of Regulation S-T.

Response:         Registrants confirm that all required iXBRL elements will be tagged in compliance with General Instruction I.1 to Form N-2 and Rule 405(b)(3) of Regulation S-T going forward.

We will endeavor to incorporate the applicable comments discussed above as soon as reasonably practicable. Please do not hesitate to contact Laura Woodward at 617.772.8515 with any questions or comments concerning this correspondence.

Very truly yours,

/s/ Laura Woodward

Laura Woodward,
Chief Compliance Officer, Secretary and Treasurer

cc:	Daniel R. Omstead, Ph.D.
Christopher P. Harvey
Kaitlin McGrath